Exhibit 21.0

Subsidiaries

NAME OF SUBSIDIARY	STATE OF INCORPORATION OR ORGANIZATION
Intervest National Bank	National Banking Association

I-Net Clearing House Corporation	New York

Intervest Statutory Trust II	Connecticut Business Trust

Intervest Statutory Trust III	Connecticut Business Trust

Intervest Statutory Trust IV	Delaware Business Trust

Intervest Statutory Trust V	Delaware Business Trust